

FILE No.
82-4749

Northern Abitibi Mining Corp.
Interim Unaudited Consolidated Financial Statements

December 31, 2009

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2009 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three month periods ended December 31, 2009 and December 31, 2008.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	December 31, 2009 (Unaudited)	September 30, 2009
ASSETS		
Current		
Cash and cash equivalents (Note 3)	$ 358,133	$ 647,347
Accounts receivable	9,276	20,695
Government grants receivable	100,000	100,000
Prepaid expenses	7,844	12,556
	475,253	780,598
Mineral properties and equipment (Note 4)	1,975,761	1,730,164
	$ 2,451,014	$ 2,510,762
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 19,227	$ 166,100
Due to related parties (Note 8)	6,573	16,793
	25,800	182,893
Asset retirement obligation (Note 5)	27,300	24,375
	53,100	207,268
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	11,440,096	11,268,086
Warrants (Note 6)	282,000	302,000
Contributed Surplus (Note 6)	789,980	789,980
Deficit	(10,114,162)	(10,056,572)
	2,397,914	2,303,494
	$ 2,451,014	$ 2,510,762

Nature and continuance of operations (Note 1)
Commitments (Note 9)

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Interim Consolidated Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

Three months ended December 31,	2009	2008
Expenses		
General and administrative	$ 42,567	$ 56,735
Reporting to shareholders	4,455	4,296
Professional fees	4,125	2,359
Stock exchange and transfer agent fees	2,147	2,696
Foreign exchange gain	-	(875)
Amortization of capital assets	1,563	2,232
Accretion of asset retirement obligation (Note 5)	2,925	875
	(57,782)	(68,318)
Other Income		
Interest	192	1,570
Net and comprehensive loss	(57,590)	(66,748)
Deficit, beginning of period	(10,056,572)	(9,963,574)
Deficit, end of period	$ (10,114,162)	$ (10,030,322)
Net and comprehensive loss per share		
Basic and diluted	$ 0.00	$ 0.00
Weighted Average Shares Outstanding		
Basic and diluted	62,293,027	52,016,668

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

Three months ended December 31,	**2009**	2008
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	**$ 192**	$ 1,570
Cash operating expenses	**(77,523)**	(82,041)
	(77,331)	(80,471)
Investing activities		
Mineral property additions	**(250,843)**	(196,984)
Financing activities		
Private placement proceeds	**-**	500,000
Warrants exercised	**40,000**	-
Cash share issue costs	**(1,040)**	(49,166)
Financing fee advance	**-**	(28,500)
Warrants exercised	**-**	-
	38,960	422,334
Foreign exchange gain on cash held in foreign currency	**-**	875
Increase (decrease) in cash and cash equivalents	**(289,214)**	145,754
Cash and cash equivalents:		
Beginning of period	**647,347**	403,333
End of period	**$ 358,133**	$ 549,087

Supplementary Information:
Interest and taxes
No cash was expended on interest or taxes during the three month periods ended December 31, 2009 and December 31, 2008.

Non-cash transactions:
2009
During the three months ended December 31, 2009, the Company issued 665,000 common shares pursuant to the Viking, Newfoundland option agreement. The non-cash transaction was valued at $113,050, using the closing price of the Company's common shares on the share issue date.

2008
During the three months ended December 31, 2008, non-cash share issue costs in the amount of $26,000 were recognized as a reduction to capital stock. These costs represented the value assigned to agent's warrants granted in connection with the private placement that closed on December 30, 2008.

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing or to commence profitable operations. The Company has been successful in raising equity capital to fund exploration expenditures and operating expenditures and has completed a significant financing subsequent to period-end that will allow it to cover its first stage 2010 exploration budget as well as general and administrative expenses and other operating expenses to the end of fiscal 2010. The Company will be required to obtain additional financing to fund an expanded 2010 exploration program, exploration programs beyond 2010, future mineral property acquisitions and general and administrative and other operating expenditures for 2011 and beyond. There can be no assurance that the Company will be successful in obtaining further financing. As a result, there is significant risk regarding the Company's ability to continue as a going concern. These financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenues and expenses if the Company could not continue as a going concern. Such adjustments could be material.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2009. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2009 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Accounting policies

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Cash and cash equivalents

At December 31, 2009, unexpended proceeds from flow-through share issuances in the amount of $147,000, that are restricted for use on qualifying exploration expenditures, are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2010.

Northern Abitibi Mining Corp.
Notes to the Interim Consolidated Financial Statements
(Unaudited – prepared by management)
December 31, 2009

4. Mineral properties and equipment

The following exploration and acquisition costs were incurred during the three month periods ended December 31, 2009 and December 31, 2008 respectively:

		Newfoundland & Labrador	
Three months ended December 31, 2009	**Total**	**Taylor Brook**	**Viking**
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2009	$ 1,400,174	$ 459,228	$ 940,946
Geological consulting	27,525	-	27,525
Drilling	58,863	-	58,863
Travel and accommodation	1,356	-	1,356
Field	2,984	-	2,984
Geochemical	37,814	-	37,814
Geophysical	2,023	-	2,023
Equipment rental	3,545	-	3,545
Cumulative exploration costs to December 31, 2009	**1,534,284**	**459,228**	**1,075,056**
Property acquisition costs:			
Cumulative acquisition costs to September 30, 2009	309,156	212,440	96,716
Acquisition costs incurred	113,050	-	113,050
Cumulative acquisition costs to December 31, 2009	**422,206**	**212,440**	**209,766**
Total mineral properties December 31, 2009	**$ 1,956,490**	**$ 671,668**	**$ 1,284,822**
Equipment at cost	34,400		
Accumulated amortization	(15,129)		
Total mineral properties and equipment Dec. 31, 2009	**$1,975,761**		

		Newfoundland & Labrador	
Three months ended December 31, 2008	**Total**	**Taylor Brook**	**Viking**
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2008	$ 659,920	$ 441,861	$ 218,059
Geological consulting	42,965	4,000	38,965
Drilling	117,501	-	117,501
Travel and accommodation	6,534	-	6,534
Field	5,937	187	5,750
Geochemical	10,801	273	10,528
Adjustment to government grant	27,000	12,657	14,343
Cumulative exploration costs to Dec. 31, 2008	**870,658**	**458,978**	**411,680**
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2008 and Dec. 31, 2008	**160,723**	**101,240**	**59,483**
Total mineral properties Dec. 31, 2008	**$ 1,031,381**	**$ 560,218**	**$ 471,163**
Equipment at cost	34,400		
Accumulated amortization	(6,868)		
Total mineral properties and equipment Dec.31, 2008	**$1,058,913**		

4. Mineral properties and equipment (continued)

Newfoundland and Labrador, Canada

Taylor Brook

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008 (issued/incurred)	300,000	$ -	$ 200,000
Mar. 19, 2009 (issued shares for payment/incurred)	-	$ 50,000 *	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

*The cash commitment was settled through the issuance of 476,190 common shares with a value of $50,000 in accordance with the terms of the agreement.

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland. By issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration by December, 2009, the Company completed the earn-in, and at the vendor's election, the Company acquired a 100% interest in the Viking property subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold.

5. Asset retirement obligation

Changes in the asset retirement obligation for the three months ended December 31, 2009 and year ended September 30, 2009 respectively are as follows:

	Three months ended Dec.31, 2009	Year ended Sept.30, 2009
Balance, beginning of period	$ 24,375	$ 9,100
Change in retirement accrual	-	14,400
Accretion	2,925	875
Balance, end of period	$ 27,300	$ 24,375

As at December 31, 2009, the Company has recorded $27,300, (Sept.30, 2009 - $24,375), representing estimated costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs were calculated based on expected payments of $26,000 two years in the future, inflation adjusted and discounted at 12% per annum. Management believes that there are no other significant legal obligations as at December 31, 2009 for current and future asset retirement and restoration costs. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

6. Capital stock, warrants and contributed surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2009	61,927,256	$11,268,086	$789,980	6,001,920	$302,000
Warrants exercised	380,952	60,000	-	(380,952)	(26,000)
Warrants issued	-	-	-	190,476	6,000
Share issue costs	-	(1,040)	-	- -	-
Shares issued pursuant to mineral property option agreement	665,000	113,050	-	-	-
Balance Dec. 31, 2009	**62,973,208**	**$11,440,096**	**$789,980**	**5,811,444**	**$282,000**

During the three months ended December 31, 2009, 380,952 agents' warrants were exercised at $0.105 per warrant to acquire 380,952 common shares and 190,476 brokers' warrants. Each of the 190,476 brokers' warrants may be exercised to acquire one common share at $0.25 per share to December 30, 2010.

See subsequent events, note 14.

c) Stock options outstanding and option transactions

	Number of shares		Exercise
Expiry	**Dec. 31, 2009**	**Sept. 30, 2009**	**Price**
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
October 17, 2012	825,000	825,000	$0.22
	1,950,000	**1,950,000**	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the above-noted outstanding options vested on the grant date. Stock options were not granted or exercised and none expired during the three months ended December 31, 2009. See subsequent events, note 14.

6. Capital stock, warrants and contributed surplus (continued)

d) Warrants outstanding and warrant transactions

	Balance Sept. 30, 2009	Warrants Issued	Warrants Exercised	Balance Dec.31, 2009
Warrants exercisable at $0.23, expiring Apr. 2, 2010	964,513	-	-	964,513
Warrants exercisable at $0.20 to Dec. 30, 2009 and $.25 thereafter to their expiry on Dec. 30, 2010	2,380,951	-	-	2,380,951
Agent's warrants exercisable at $0.105 expiring Dec. 30, 2010	380,952	-	(380,952)	-
Warrants exercisable at $0.15 expiring Mar. 19, 2011	700,000	-	-	700,000
Warrants exercisable at $0.22 expiring Sept. 4, 2011	666,416	-	-	666,416
Warrants exercisable at $0.23 expiring Sept. 4, 2011	909,088	-	-	909,088
Brokers' warrants exercisable at $0.25 expiring Dec.30, 2010	-	190,476	-	190,476
TOTAL	6,001,920	190,476	(380,952)	5,811,444

The warrants above may be exercised to acquire an equal number of common shares.

7. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value Dec. 31, 2009	Carrying value Sept. 30, 2009
Held for trading (Cash and Cash Equivalents)	**$ 358,133**	$ 647,347
Loans and receivables (Accounts and grants receivable)	**$ 109,276**	$ 120,695
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	**$ 25,800**	$ 182,893

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company does not have foreign currency at this time, nor does it undertake transactions denominated in foreign currencies, consequently it does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates.

8. Related party transactions
During the three months ended December 31, 2009, the Company was billed $5,000, (2008 - $5,000), for its share of base office lease costs and $4,100, (2008 - $4,600), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the three months ended December 31, 2009 was $31,900, (2008 - $51,100). Related party payables at December 31, 2009 and September 30, 2009 related to the aforementioned billings that were unpaid at period end.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. Commitments
Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs to the end of the lease are as follows:

Remainder of 2010	$14,900	**2011**	$19,900	**2012**	$5,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 12,000 for the year ended September 30, 2010. See also Note 4 regarding mineral property acquisition commitments.

10. Segment disclosures
While in past years the Company had undertaken mineral exploration in the United States, during the periods ended December 31, 2009 and December 31, 2008 all mineral exploration activities were undertaken in Canada. Virtually all expenditures were incurred in Canada during the three months ended December 31, 2008 and all expenditures were incurred in Canada during the three months ended December 31, 2009. Consequently, segmented information is not presented for the current and comparative period.

11. Capital
The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants, Contributed Surplus and Deficit. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at December 31, 2009, the Company is required to incur $147,000 of qualifying exploration expenditures by December 31, 2010.

12. Financial Risk Management

a) Credit Risk
Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of related party receivables, government grant receivables, GST input tax credits and cash held in bankers' acceptances. The Company has had a history of prompt payment of their receivables and considers credit risk to be low on these instruments as at December 31, 2009.

b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company believes that it has sufficient working capital to carry it through the end of its 2010 fiscal year including covering the first stage 2010 exploration program, however an expanded 2010 exploration program, increases in activity levels and new property acquisitions would require additional financing. Refer also to Note 1, Nature and continuance of operations.

c) Market risk
Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. There were no foreign currency denominated transactions during the period ended December 31, 2009 and the Company did not hold cash balances in foreign currencies. As a result the Company was not exposed to foreign currency exchange risks during the three months ended or as at December 31, 2009. Since the Company has not yet developed producing mineral interests, it is not exposed to commodity price risk at this time. As the Company has no debt facilities and has minimal amounts of interest income, it is not exposed to significant interest rate risk at this time.

13. Seasonality or cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall.

14. Subsequent events

a) Subsequent to December 31, 2009, the Company completed a non-brokered private placement of 3,233,332 common units at a price of $0.15 per common unit and 5,275,000 flow-through units at a price of $0.16 per flow-through unit for gross proceeds of $1,329,000. Each common unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share to February 5, 2012. Each flow-through unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until February 5, 2012. A finders' fee of $75,810 was paid to eligible agents pursuant to the offering. Insiders purchased a total of 306,666 common units.

b) Subsequent to December 31, 2009, the Company granted stock options to directors, officers and one employee that will allow them to purchase up to 700,000 common shares in aggregate at an exercise price of $0.155 per share until February 10, 2015. The options vested immediately upon the grant date of February 11, 2010.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the three months ended December 31, 2009 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 24, 2010. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance or potential.

2) Highlights – three months ended December 31, 2009

a) In October, 2009 the Company completed a 3612.6 meter, 35 hole, drilling program on Viking, Newfoundland & Labrador. The Company has intersected gold mineralization along the Thor Trend over a 1000 meter strike length through drilling and trenching combined. Results of the summer/fall 2009 program included 136 g/t over 0.5 meters and 7.9 g/t over 27 meters from hole 23.
b) In November, 2009 the Company completed its option earn-in on the Viking property and in December, 2009 the Vendor of the property confirmed that the Company had earned a 100% interest in the property subject to a 2.0% - 4.0% sliding net smelter royalty retained by the vendor.

2) Highlights – the three months ended December 31, 2009 (continued)

c) Subsequent to period-end the Company submitted 802 drill core samples for reassay when it determined that the nuggety free gold could be better captured in the sample when the entire sample is pulverized and combined with the original pulp to provide as large a sample size as possible. The reassays resulted in an overall 10.8% increase in average gold grades in the 802 samples, in contrast to previously released grades based on assaying smaller sample sizes.

d) Subsequent to period-end the Company closed a non-brokered private placement for gross proceeds of $1,329,000 before finders' fees of $75,810 and other issue costs. The proceeds will be used primarily to fund its 2010 exploration program on Viking.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, all of which have been issued to date, paying $200,000 cash, (issued shares in satisfaction of $50,000 to date),or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region that has excellent access via a network of logging roads. In 1998, sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In March, 2008 the Company conducted a downhole pulse electromagnetic survey on two drill holes. Preliminary data was utilized to determine certain of the drill targets for the program that was undertaken in May, 2008. The drilling, comprised of 9 holes and approximately 1,400 meters, was extremely successful in discovering sulfide zones, identifying new areas of nickel/copper mineralization, and outlining a new highly prospective emerging nickel district.

During the Company's 2008 drill program, five separate occurrences of sulfides were intersected and four of the five sulfide zones contained nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks. The four zones of nickel/copper/cobalt mineralization occurred within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation. All of the airborne geophysical conductors drill-tested during this program contained sulfides providing an excellent correlation between airborne geophysical conductors and sulfide bodies. The property contains two additional airborne geophysical conductors that have not yet been drill-tested. Given the success of the drilling program and the usefulness of the airborne geophysics in sulfide target detection, the company staked an additional 1024 claims surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. A geophysical survey on Taylor Brook would be a logical next phase in exploration. Management is investigating opportunities to option the property to a third party to allow for further exploration, without an immediate cash requirement for the Company.

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. During the three months ended December 31, 2009, the Company completed its option earn-in to acquire a 100% interest in the property subject to a 2.0% - 4.0% sliding scale net smelter royalty that was retained by the vendor. The Viking property has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

The second phase exploration program with a budget of approximately $127,000 and actual costs of approximately $115,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples were reported in a news release dated September 8, 2008. The trenching program resulted in the discovery of four new zones of bedrock hosted high grade gold mineralization with grades ranging from 7.7 to 335.4 grams per tonne gold. The trenching of the mostly unexplored, gold-in-soil anomaly confirmed that both high and low grade gold mineralization was found in bedrock over an area approaching 3 kilometres.

The Company commenced their first drilling program on the Viking property in early October, 2008. The 10 hole, 575 meter drill program was designed to test several high grade gold zones at trenches 1, 7, 9 and 14 that were discovered during the trenching program. Drilling was completed at the end of October. Holes 1 to 5 tested the Thor Vein and holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein. Hole 10 was located 310 meters south of the Odin Vein.

Four drill holes directly tested the high grade Thor Vein, a zone of quartz-sulfide veins which is exposed on surface and is continuous to the depths drilled. Drill results from the Thor Vein ranged from 16.12 grams per tonne, (g/t), gold over 3.8 meters, (m), to 218.79 g/t gold over 0.5 m. Several zones of lower grade mineralization surrounding the Thor Vein were drilled with results including 23 m grading 5.12 g/t gold, 10.8 m grading 2.43 g/t gold, 22 m grading 1.91 g/t gold and 16.8 m grading 1.54 g/t gold. Additional zones of mineralization were encountered at the Odin Zone located 70 m south of the Thor Vein. Drilling results from the Odin Zone included 1.6 m grading 16.07 g/t gold, 1.6 m grading 9.84 g/t gold, 1.3 m grading 6.07 g/t gold, 0.6 m grading 7.58 g/t gold and 14.0 m grading 1.73 g/t gold.

The Company utilized the December, 2008 flow-through share proceeds in the trenching, mapping, and drill program. The trenching program commenced during the latter part of May, 2009, with drilling commencing in late June, 2009. The Company also received approval for a Newfoundland exploration grant that will contribute up to $100,000 of the exploration costs based upon payment of one-half of qualifying expenditures.

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada

Trenching during 2009 has indicated mineralized widths up to 35 meters or more, and surface sampling has demonstrated strong gold mineralization occurs along the known strike length. The trenching program has had excellent success in expanding and defining a north-south oriented zone of mineralization associated with the Thor Trend. Two new areas of high grade gold mineralization were uncovered in new trenches and road cuts. One of the new discoveries is located 85 meters north of the high grade Thor vein. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 g/t gold. A second zone has been discovered 285 meters south of the Thor vein. Two grab samples from sulfide bearing quartz veins from this zone have returned between 83.0 and 148.1 g/t gold. These veins occur within a 20 to 30 meter wide zone of intense sericite-quartz-carbonate altered rock, and a grab sample of this altered wall rock contained 9.1 g/t gold.

During 2009 the Company collected an additional 140 samples from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. This sampling helped define the boundaries of mineralization, especially within the low grade potentially bulk minable halos surrounding high grade zones. It has also identified new zones of high grade mineralization, including 11.3 g/t gold over 0.5 meters, 6.6 g/t gold over 0.7 meters, and 6.1 g/t gold over 0.6 meters.

The 35 hole, 3612.6 meter, drilling program commenced on Viking in the last week of June, 2009 and concluded in October, 2009. Assay results have been received for all 35 drill holes, (holes 09VK-11 to 09VK-45). The Company has intersected gold mineralization in drilling along the Thor Trend over a 600 meter long strike length. Highlights of the drill results included 45.5 g/t gold over 1 meter and 18.4 g/t over 4.3 meters from holes 11 to 14; 37.5 g/t gold over 1.2 meters and 4.1 g/t gold over 18.2 meters from holes 14 to 21; 136 g/t gold over 0.5 meters and 7.9 g/t gold over 27 meters from holes 22 to 25; 12.5 g/t gold over 0.3 meters from holes 26 to 29; 16.7 g/t gold over 5.1 meters and 2.7 g/t gold over 23.8 meters from holes 30 to 32; 27.7 g/t gold over 0.6 meters and 1.5 g/t gold over 27.6 meters from holes 33 to 39 and 21.9 g/t gold over 0.7 meters and 1 g/t gold over 31.3 meters from holes 40 to 45.

During December, 2009 to February, 2010, 802 drill core samples from the Viking project were reassayed. The samples were re-analyzed for gold, with the entire sample pulverized and combined with the original pulp to provide as large a sample as possible. Maximizing sample size allows more grains of the nuggety free gold that is present in the system to be captured in the sample. As a result of the re-assays, some of the samples increased in gold value and some decreased. Most of the decreases came from low grade samples, while most of the significant increases came from higher grade samples. The net result was an overall 10.8% increase in average gold grades, in contrast to previously released grades based on assaying smaller sample sizes. The reassays identified several new high grade zones in the drill data, notably 16.2 grams per tonne, (g/t), gold over 1.2 meters in hole 09VK-14; 15.5 g/t gold over 2.7 meters and 55.7 g/t gold over 0.6 meters in hole 09VK-21; and 12.2 g/t gold over 0.9 meters in hole 09VK-32.

The Company is in the process of planning its 2010 exploration program that will include defining the Thor Trend by drilling, testing several other exploration targets on the property, and producing a compliant resource estimate. The first stage has been budgeted at $1.4 million and this would proceed to the second stage, at an additional $0.53 million, pending financing.

4) Operating Results

Three months ended December 31, 2009 compared to three months ended December 31, 2008

A summarized statement of operations appears below to assist in the discussion that follows:

Three months ended December 31	**2009**	**2008**
General and administrative expenses	$ (42,567)	$ (56,735)
Reporting to shareholders	(4,455)	(4,296)
Professional fees	(4,125)	(2,359)
Stock exchange and transfer agent fees	(2,147)	(2,696)
Interest income	192	1,570
Foreign exchange gain	-	875
Amortization of capital assets	(1,563)	(2,232)
Accretion of asset retirement obligation	(2,925)	(875)
Net and comprehensive loss	$ (57,590)	$ (66,748)

The decrease in interest income related to lower average cash balances and lower interest rates during the current period. The variances in general and administrative expenses and professional fees are discussed below.

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2009 and December 31, 2008 respectively:

Three months ended December 31	**2009**	**2008**
Administrative consulting fees	$ 16,071	$ 22,020
Investor relations	2,000	5,000
Occupancy costs	8,313	8,200
Office, secretarial and supplies	9,408	8,046
Website maintenance and networking	415	680
Travel and promotion	2,147	6,164
Directors' fees	800	1,000
Insurance	3,413	5,625
Total	$ 42,567	$ 56,735

General and administrative expenses decreased approximately $14,000 from the prior period. Administrative consulting costs decreased approximately $6,000. In the comparative period the consulting fees were paid to three individuals and in the current period only two. Further, in the comparative period, increased administrative time was devoted to investigating financing options and securing and finalizing the private placement that took place in December, 2008. The investor relations costs that were incurred in the current period of $2,000 pertained to the inclusion of corporate news in the mining section of the internet version of a newspaper. The investor relations costs incurred in the comparative period of $5,000 were incurred for the electronic dissemination of news releases by a third party.

Travel and promotion decreased approximately $4,000. In the prior period, two individuals attended a conference in Newfoundland for 5 days; in the current period only one individual attended for two days. Further in the current period, the individual attending the conference was already in Newfoundland for the exploration program, so realized a saving on air fares. Outside directors who attend meetings are paid $500 for attendance in person and $300 by telephone. The current and prior period directors' fees pertained to meeting attendance by two outside directors at the aforementioned rates. Insurance has decreased approximately $2,000 due to a decrease in rates realized by changing the Company's insurance carrier in May, 2009.

4) Operating Results (continued)

Three months ended December 31, 2009 compared to the three months ended December 31, 2008

The following summarizes the components of professional fees included in the statement of earnings:

Three months ended December 31	2009	2008
Legal and filing fees	$ 3,600	$ 3,359
Audit fees	525	(1,000)
Total	$ 4,125	$ 2,359

The amounts reflected as audit fees represent the difference between audit fees accrued at year-end and actual audit fees billed. In fiscal 2008, the Company had overaccrued audit fees and in fiscal 2009 had underaccrued.

5) Liquidity and Capital Resources

The Company's working capital position at December 31, 2009 was approximately $449,000, (September 30, 2009 - $598,000). Cash has decreased $289,000 from September 30, 2009. Cash was augmented by the proceeds of warrant exercises, netting $39,000 after share issue costs. In the comparative period a private placement financing, net of share issue costs and a financing fee advance, contributed $422,000 to the treasury. During the three months ended December 31, 2009, $251,000 of cash was expended on mineral property additions, (three months ended December 31, 2008 - $197,000). Administrative costs in excess of interest income utilized $77,000 of cash during the three months ended December 31, 2009, (three months ended December 31, 2008 - $80,000).

Allowing for the receipt of government grants receivable, the Company will have sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees through to the end of the year, assuming similar activity levels. The flow-through financing that was completed in September, 2009 and the bulk of the financing that was completed in February, 2010 will finance the planned first stage 2010 exploration program on Viking. The Company will require additional financing to cover a more extensive exploration program, any new property acquisition costs and general and administrative costs beyond fiscal 2010. Management is continually assessing financing options, in particular to fund future exploration plans. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future. As a result, there is significant risk regarding the Company's ability to continue as a going concern. The Company's financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenues and expenses if the Company could not continue as a going concern. Such adjustments could be material.

6) Financing

During September, 2009 the Company closed a non-brokered private placement of 1,332,833 units, (Common Units), at a price of $0.15 per Common Unit and 1,818,181 flow-through units, (FT Units), at a price of $0.165 per FT Unit for gross proceeds of $500,000. Each Common Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until September 4, 2011. Each FT Unit consists of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.23 per share until September 4, 2011. The proceeds of the September private placement are being used to fund working capital needs as well as exploration costs on the Newfoundland and Labrador mineral properties.

Subsequent to period-end the Company closed a non-brokered private placement of 3,233,332 common units at a price of $0.15 per common unit and 5,275,000 flow-through units at a price of $0.16 per flow-through unit for gross proceeds of $1,329,000. Each common unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share to February 5, 2012. Each flow-through unit consisted of one common

6) Financing (continued)

flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until February 5, 2012. The net proceeds, after issue costs, of this financing will primarily fund the proposed 2010 exploration program.

7) Contractual Obligations

Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to an option agreement that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire the property.

As at December 31, 2009 the combined contractual cash obligations for the following five **fiscal** years ended September 30 are as follows:

Nature of obligation	Remainder of 2010	2011	2012	2013	2014
Office lease base rent	$14,900	$19,900	$ 5,000	$ -	$ -
Mineral property acquisition	70,000 *	80,000 *	-	-	-
Total	$84,900	$99,900	$ 5,000	$ -	$ -

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at December 31, 2009 the Company was committed to incur a minimum dollar value of **cumulative** exploration expenditures during the following five **fiscal** years as follows:

	2010	2011	2012	2013	2014
Cumulative exploration expenditures	$700,000*	$1,200,000*	-	-	-

*Approximately $649,000 of these required expenditures have been incurred to date.

8) Exploration Expenditures

Refer to "Mineral Properties," note 4 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2009	2008	2007
Financial Results			
Interest Income	$ 3,088	$ 20,805	$ 24,241
Net and Comprehensive Loss	$ (92,998)	$ (353,519)	$ (489,025)
Basic and diluted loss per share	$ 0.00	$ (0.01)	$ (0.01)
Financial Position			
Working capital	$ 597,705	$ 522,305	$ 793,703
Total assets	$ 2,510,762	$ 1,497,532	$ 1,040,538
Capital Stock	$ 11,268,086	$ 10,523,470	$ 9,902,399
Warrants	$ 302,000	$ 210,132	$ 132,781
Contributed Surplus	$ 789,980	$ 657,848	$ 548,848
Deficit	$(10,056,572)	$ (9,963,574)	$ (9,610,055)

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009

10) Selected Annual Financial Information (continued)

Included in the loss for 2009 is a write-off of mineral properties aggregating $Nil, (2008 - $8,000, 2007 - $291,000). Stock-based compensation expense of $Nil in 2009,(2008 - $109,000, 2007 - $33,500), also contributed to the variances in losses. A future income tax recovery in the amount of $200,000 reduced the 2009 loss in arriving at Net and Comprehensive Loss for the year. The recovery pertains to flow-through expenditures renounced to flow-through investors. There were no such renunciations in the comparative periods and consequently no future income tax recoveries in 2008 or 2007.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	Dec 31 2009 (Q1 2010)	Sept 30 2009 (Q4 2009)	June 30 2009 (Q3 2009)	Mar 31 2009 (Q2 2009)	Dec 31 2008 (Q1 2009)	Sept 30 2008 (Q4 2008)	June 30 2008 (Q3 2008)	March 31 2008 (Q2 2008)
Interest & Other	$ 192	$ 137	$ 586	$ 795	$ 1,570	$ 3,286	$ 5,728	$ 5,044
Net loss before mineral property write-offs and income tax recovery	(57,590)	(72,852)	(65,505)	(87,893)	(66,748)	(60,947)	(57,169)	(78,212)
Mineral property write-offs	-	-	-	-	-	(4,000)	-	(2,250)
Income tax recovery	-	-	-	200,000	-	-	-	-
Net and comprehensive earnings (loss)	(57,590)	(72,852)	$(65,505)	$112,107	$(66,748)	$(64,947)	$(57,169)	$(80,462)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

The most significant influences on net income/loss are the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors. The renunciations, if applicable, occur in Q2 of any given year. The amount will vary depending upon the quantum of flow-through financings in a year. The timing of the Company's mineral property write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Expenses are generally greater in the second quarter of each year as annual report and other annual mailings, as well as annual meeting costs tend to be incurred almost exclusively in this period. This results in a higher loss before mineral property write-offs and income tax recoveries in Q2 relative to other quarters.

12) Directors and Officers

Shane Ebert	*Director and President*	Douglas Cageorge	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*	Lesley Hayes	*Director*

13) Related Party Transactions

The following non-arm's length transactions occurred during the three months ended December 31, 2009:

i) paid or accrued $5,000, (2008 - $5,000), to a corporation related by virtue of common officers and directors for rent of shared office space and $4,100, (2008 - $4,600), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $31,900, (2008 - $51,100), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock, Warrants and Options

a) Issued Capital Stock and Warrants

Refer to Note 6 to the financial statements for capital stock transactions during the three month period ended December 31, 2009 and balances as at that date. From December 31, 2009 to February 24, 2010 the following capital stock and warrant transactions occurred:

	Number of Shares	Shares Amount	Number of Warrants	Warrants Amount
Balance December 31, 2009	**62,973,208**	**$11,440,096**	**5,811,444**	**$282,000**
Private placement February 5, 2010	8,508,332	945,000	5,870,832	384,000
Share issue costs	-	(88,205)	-	-
Balance February 24, 2010	**71,481,540**	**$12,296,891**	**11,682,276**	**$666,000**

On February 5, 2010, the Company closed a non-brokered private placement of 3,233,332 common units at a price of $0.15 per common unit and 5,275,000 flow-through units at a price of $0.16 per flow-through unit for gross proceeds of $1,329,000. Each common unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share to February 5, 2012. Each flow-through unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until February 5, 2012. The warrants attached to the private placement units were valued at $384,000 using the Black Scholes Option Pricing Model assuming volatility of 88%, a 2 year warrant life, a risk-free interest rate of 1.25% and a 0% dividend rate.

b) Stock Options

Refer to Note 6 to the financial statements for details of the options outstanding at December 31, 2009. The following stock option transactions occurred from December 31, 2009 to February 24, 2010:

	Number of shares	Average exercise price
Balance December 31, 2009	1,950,000	$0.151
Stock options issued	700,000	$0.155
Balance February 24, 2010	2,650,000	$0.152

On February 11, 2010 stock options were granted to directors, officers and one employee that will allow them to purchase up to 700,000 common shares, in aggregate, at an exercise price of $0.155 per share until February 10, 2015.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright, as the Company does not have expertise in operating a mine.

The Company is pleased with the results they have received on its Summer/Fall 2009 35 hole, 3612.6 meter drill program on the Viking, Newfoundland and Labrador property. The 2009 program has been successful in delineating and expanding the known zone of gold mineralization along the Thor trend and the company is encouraged that the project is showing good potential to host a significant gold resource. A number of the holes have successfully intersected significant zones of highly anomalous gold mineralization that could potentially be amenable to open pit mining. Management's goals for the 2010 exploration program at Viking include defining the Thor Trend by drilling, testing several other exploration targets on the property, and producing a compliant resource estimate. The final cost to achieve these goals will be somewhat dependent on exploration results as the company steps out along the Thor Trend and tests outlying exploration targets, and will also be dependent upon future financing. A first stage exploration program with a budget of $1.4 million can potentially accomplish this goal without the requirement to obtain additional financing for the program, but it may be necessary to expand the budget to approximately $1.93 million, in which case additional financing will be required.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President roles.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to valuing stock-based compensation and warrants. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested, or warrants issued, during the year.

18) New Accounting Policies

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.